Mail Stop 3233
                                                            April 6, 2018

Via E-mail
Jeffrey Karsh
Chief Executive Officer
1st stREIT Office Inc.
11601 Wilshire Boulevard, Suite 1690
Los Angeles, CA 90025

       Re:     1st stREIT Office Inc.
               Offering Statement on Form 1-A
               Post-qualification Amendment No. 1
               Filed March 14, 2018
               File No. 024-10716

Dear Mr. Karsh:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements in accordance with paragraph (c) of Part F/S in
       Form 1-A.

Risk Factors, page 20

By purchasing shares in this offering, you are bound by the arbitration provisions ..., page 35

2. You state that "investors agree to be bound by the arbitration provision contained in
       [your] subscription agreement," and "[such] arbitration provision applies to claims that may be made regarding this offering . . . ." Please expand your risk factor disclosure to
       clarify:
 Jeffrey Karsh
1st stREIT Office Inc.
April 6, 2018
Page 2

          (i) whether you intend for arbitration to be the exclusive means for resolving disputes;
          and
          (ii) whether the arbitration provision only applies to claims relating to this offering or whether it applies more generally to compliance with the federal securities laws.

        Please also disclose here that all arbitration shall be conducted in Los Angeles,
        California, per your disclosure on B-9, and confirm that California law permits such a provision, or alternatively address any questions as to enforceability.

Summary of Distribution Reinvestment and Direct Stock Purchase Plan, page 83

3. We note that you have added a Direct Stock Purchase Plan in connection with the
        Distribution Reinvestment Plan. Please clearly disclose how these plans are related to each other. Please also explain how shares purchased through the Direct Stock Purchase
        Plan differ from shares purchased through the primary offering. Further, please file the authorization form for the Direct Stock Purchase Plan as an exhibit.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3466 with any other questions.

                                                               Sincerely,

                                                               /s/ Coy Garrison

                                                               Coy Garrison
                                                               Special Counsel
                                                               Office of Real
Estate and
                                                               Commodities

cc: Mark Schonberger, Esq. (via e-mail)